UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Dillard’s Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

254067101

(CUSIP Number)

Peter G. Smith, Esq.

Kramer Levin Naftalis & Frankel LLP

1177 Avenue of the Americas

New York, NY 10036

(212) 715-9100

Marc Weingarten, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

(212) 756-2000

 (Name, Address and Telephone Number of

Person Authorized to Receive Notices

and Communications)

February 29, 2008

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box:  [   ].

 (Continued on following pages)

(Page 1 of 37 Pages)

SCHEDULE 13D
CUSIP No. 254067101		Page 2 of 37 Pages

1)	NAME OF REPORTING PERSON

Barington Companies Equity Partners, L.P.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	567,830
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	567,830
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
567,830

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.80%

14)	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D
CUSIP No. 254067101		Page 3 of 37 Pages

1)	NAME OF REPORTING PERSON

Barington Companies Investors, LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	567,830
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	567,830
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
567,830

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.80%

14)	TYPE OF REPORTING PERSON
OO

SCHEDULE 13D
CUSIP No. 254067101		Page 4 of 37 Pages

1)	NAME OF REPORTING PERSON

Barington Investments, L.P.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	376,107
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	376,107
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
376,107

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.53%

14)	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D
CUSIP No. 254067101		Page 5 of 37 Pages

1)	NAME OF REPORTING PERSON

Barington Companies Advisors, LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	376,107
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	376,107
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
376,107

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.53%

14)	TYPE OF REPORTING PERSON
OO

SCHEDULE 13D
CUSIP No. 254067101		Page 6 of 37 Pages

1)	NAME OF REPORTING PERSON

Barington Companies Offshore Fund, Ltd.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

7) SOLE VOTING POWER
NUMBER OF	990,932
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	990,932
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
990,932

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.39%

14)	TYPE OF REPORTING PERSON
OO

SCHEDULE 13D
CUSIP No. 254067101		Page 7 of 37 Pages

1)	NAME OF REPORTING PERSON

Barington Offshore Advisors II, LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	990,932
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	990,932
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
990,932

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.39%

14)	TYPE OF REPORTING PERSON
IA, OO

SCHEDULE 13D
CUSIP No. 254067101		Page 8 of 37 Pages

1)	NAME OF REPORTING PERSON

Barington Capital Group, L.P.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

7) SOLE VOTING POWER
NUMBER OF	1,934,869
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	1,934,869
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,934,869

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.72%

14)	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D
CUSIP No. 254067101		Page 9 of 37 Pages

1)	NAME OF REPORTING PERSON

LNA Capital Corp.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	1,934,869
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	1,934,869
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,934,869

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.72%

14)	TYPE OF REPORTING PERSON
CO

SCHEDULE 13D
CUSIP No. 254067101		Page 10 of 37 Pages

1)	NAME OF REPORTING PERSON

James A. Mitarotonda

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

7) SOLE VOTING POWER
NUMBER OF	1,934,869
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	1,934,869
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,934,869

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.72%

14)	TYPE OF REPORTING PERSON
IN

SCHEDULE 13D
CUSIP No. 254067101		Page 11 of 37 Pages

1)	NAME OF REPORTING PERSON

RJG Capital Partners, L.P.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	11,500
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	11,500
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,500

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.02%

14)	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D
CUSIP No. 254067101		Page 12 of 37 Pages

1)	NAME OF REPORTING PERSON

RJG Capital Management, LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	11,500
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	11,500
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,500

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.02%

14)	TYPE OF REPORTING PERSON
OO

SCHEDULE 13D
CUSIP No. 254067101		Page 13 of 37 Pages

1)	NAME OF REPORTING PERSON

Ronald J. Gross

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

7) SOLE VOTING POWER
NUMBER OF	11,500
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	None
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	11,500
WITH
10) SHARED DISPOSITIVE POWER
None

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,500

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.02%

14)	TYPE OF REPORTING PERSON
IN

SCHEDULE 13D
CUSIP No. 254067101		Page 14 of 37 Pages

1)	NAME OF REPORTING PERSON

Clinton Multistrategy Master Fund, Ltd.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

7) SOLE VOTING POWER
NUMBER OF	None
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	463,200
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	None
WITH
10) SHARED DISPOSITIVE POWER
463,200

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
463,200

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.65%

14)	TYPE OF REPORTING PERSON
CO

SCHEDULE 13D
CUSIP No. 254067101		Page 15 of 37 Pages

1)	NAME OF REPORTING PERSON

Clinton Special Opportunities Master Fund, Ltd.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

7) SOLE VOTING POWER
NUMBER OF	None
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	99,550
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	None
WITH
10) SHARED DISPOSITIVE POWER
99,550

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
99,550

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.14%

14)	TYPE OF REPORTING PERSON
CO

SCHEDULE 13D
CUSIP No. 254067101		Page 16 of 37 Pages

1)	NAME OF REPORTING PERSON

Clinton Magnolia Master Fund, Ltd.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

7) SOLE VOTING POWER
NUMBER OF	None
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	1,043,950
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	None
WITH
10) SHARED DISPOSITIVE POWER
1,043,950

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,043,950

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.47%

14)	TYPE OF REPORTING PERSON
CO

SCHEDULE 13D
CUSIP No. 254067101		Page 17 of 37 Pages

1)	NAME OF REPORTING PERSON

Clinton Lexington Master Fund, L.P.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
AF

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

7) SOLE VOTING POWER
NUMBER OF	None
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	149,700
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	None
WITH
10) SHARED DISPOSITIVE POWER
149,700

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
149,700

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.21%

14)	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D
CUSIP No. 254067101		Page 18 of 37 Pages

1)	NAME OF REPORTING PERSON

Clinton Group, Inc.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
AF

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	None
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	1,756,400
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	None
WITH
10) SHARED DISPOSITIVE POWER
1,756,400

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,756,400

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.47%

14)	TYPE OF REPORTING PERSON
IA, CO

SCHEDULE 13D
CUSIP No. 254067101		Page 19 of 37 Pages

1)	NAME OF REPORTING PERSON

George E. Hall

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[ ]

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
AF

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

7) SOLE VOTING POWER
NUMBER OF	None
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	1,756,400
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	None
WITH
10) SHARED DISPOSITIVE POWER
1,756,400

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,756,400

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.47%

14)	TYPE OF REPORTING PERSON
IN

This Amendment No. 1 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on January 29, 2008 (the "Statement") by and on behalf of Barington Companies Equity Partners, L.P.("Barington") and others with respect to the Class A common stock, par value $0.01 per share (the "Common Stock"), of Dillard’s Inc., a Delaware corporation (the "Company").  The principal executive offices of the Company are located at 1600 Cantrell Road, Little Rock, Arkansas 72201.

Item 2.

Identity and Background.

The second paragraph of Item 2 (a) - (c) of the Statement is hereby amended and restated as follows:

As of March 3, 2008, the Reporting Entities are the beneficial owners of, in the aggregate, 3,702,769 shares of Common Stock, representing approximately 5.20% of the shares of Common Stock presently outstanding based upon the 71,155,347 shares of Class A Common Stock reported by the Company to be issued and outstanding as of December 1, 2007 in its Form 10-Q filed with the SEC on December 5, 2007 (the “Issued and Outstanding Shares”).

Item 3.

Source and Amount of Funds or Other Consideration.

Item 3 of the Statement is hereby amended and supplemented as follows:

Since the filing of the Statement, the Reporting Entities purchased an aggregate of 1,070,400 shares of Common Stock.  The amount of funds expended for purchases of Common Stock, including, but not limited to, shares currently held by various Reporting Entities, was approximately $5,054,763.60 by Clinton Multistrategy Master Fund, Ltd, $1,963,903.30 by Clinton Special Opportunities Master Fund, Ltd., $8,804,126.80 by Clinton Magnolia Master Fund, Ltd. and $1,942,691.30 by Clinton Lexington Master Fund, L.P.  All purchases of Common Stock by the Reporting Entities since the filing of the Statement were made in open market transactions. All such purchases of Common Stock were funded by working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

All purchase and sale transactions effected since the filing of the Statement, including, without limitation, with respect to shares of Common Stock subject to listed American-style call and put options, are described in the Schedule attached hereto and incorporated herein by reference.

Item 4.

Purpose of Transaction.

Item 4 of the Statement is hereby amended and supplemented as follows:

On February 29, 2008, Barington and Clinton Multistrategy Master Fund, Ltd. (“Clinton”) delivered a letter (the “Demand Letter”) to the Company demanding, pursuant to Section 220 of the Delaware General Corporation Law and the common law of the State of Delaware, a listing of the Company's stockholders and other related corporate records in order to allow Barington and Clinton to communicate with the Company's stockholders regarding matters relating to their interests as stockholders, including, without limitation, in connection with the election of directors at the Company's next annual meeting of stockholders and any other matters that may properly come before such meeting in the event that Barington and Clinton elect to solicit proxies to elect directors at such meeting.  A copy of the Demand Letter is attached as Exhibit 99.4 and incorporated herein by reference.

Item 5.

Interest in Securities of the Issuer.

Items 5(a) - (c) of the Statement are hereby amended and restated as follows:

(a) – (b) As of March 3, 2008, Barington Companies Equity Partners, L.P. beneficially owns an aggregate of 567,830 shares of Common Stock, representing approximately 0.80% of the Issued and Outstanding Shares.  As of March 3, 2008, Barington Investments, L.P. beneficially owns 376,107 shares of Common Stock, representing approximately 0.53% of the Issued and Outstanding Shares.  As of March 3, 2008, Barington Companies Offshore Fund, Ltd. beneficially owns 990,932 shares of Common Stock, representing approximately 1.39% of the Issued and Outstanding Shares.  As the general partner of Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC may be deemed to beneficially own the 567,830 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., representing approximately 0.80% of the Issued and Outstanding Shares.  As the general partner of Barington Investments, L.P., Barington Companies Advisors, LLC may be deemed to beneficially own the 376,107 shares of Common Stock beneficially owned by Barington Investments, L.P., representing approximately 0.53% of the Issued and Outstanding Shares.  As the investment advisor to Barington Companies Offshore Fund, Ltd., Barington Offshore Advisors II, LLC may be deemed to beneficially own the 990,932 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., representing approximately 1.39% of the Issued and Outstanding Shares.  As the majority member of Barington Companies Investors, LLC, Barington Companies Advisors, LLC and Barington Offshore Advisors II, LLC, Barington Capital Group, L.P. may be deemed to beneficially own the 567,830 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 376,107 shares of Common Stock beneficially owned by Barington Investments, L.P. and the 990,932 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., constituting an aggregate of 1,934,869 shares, representing approximately 2.72% of the Issued and Outstanding Shares.  As the general partner of Barington Capital Group, L.P., LNA Capital Corp. may be deemed to beneficially own the 567,830 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 376,107 shares of Common Stock beneficially owned by Barington Investments, L.P. and the 990,932 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., constituting an aggregate of 1,934,869 shares of Common Stock, representing approximately 2.72% of the Issued and Outstanding Shares.  As the sole stockholder and director of LNA Capital Corp., James A. Mitarotonda may be deemed to beneficially own the 567,830 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 376,107 shares of Common Stock beneficially owned by Barington Investments, L.P. and the 990,932 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., constituting an aggregate of 1,934,869 shares of Common Stock, representing approximately 2.72% of the Issued and Outstanding Shares.  Mr. Mitarotonda has sole voting and dispositive power with respect to the 567,830 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 376,107 shares of Common Stock beneficially owned by Barington Investments, L.P. and the 990,932 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd.  Mr. Mitarotonda disclaims beneficial ownership of any such shares except to the extent of his pecuniary interest therein.

As of March 3, 2008, RJG Capital Partners, L.P. beneficially owns 11,500 shares of Common Stock, representing approximately 0.02% of the Issued and Outstanding Shares.  As the general partner of RJG Capital Partners, L.P., RJG Capital Management, LLC may be deemed to beneficially own the 11,500 shares owned by RJG Capital Partners, L.P., representing approximately 0.02% of the Issued and Outstanding Shares.  As the managing member of RJG Capital Management, LLC, which in turn is the general partner of RJG Capital Partners, L.P., Mr. Gross may be deemed to beneficially own the 11,500 shares owned by RJG Capital Partners, L.P., representing approximately 0.02% of the Issued and Outstanding Shares.  Mr. Gross has sole voting and dispositive power with respect to the 11,500 shares owned by RJG Capital Partners, L.P. by virtue of his authority to vote and dispose of such shares.  Mr. Gross disclaims beneficial ownership of any such shares except to the extent of his pecuniary interest therein.

As of March 3, 2008, Clinton Multistrategy Master Fund, Ltd. beneficially owns 463,200 shares of Common Stock, representing approximately 0.65% of the Issued and Outstanding Shares.  As of March 3, 2008, Clinton Special Opportunities Master Fund, Ltd. beneficially owns 99,550 shares of Common Stock, which includes 20,000 shares of Common Stock subject to call options, representing approximately 0.14% of the Issued and Outstanding Shares.  As of March 3, 2008, Clinton Magnolia Master Fund, Ltd. beneficially owns 1,043,950 shares of Common Stock, representing approximately 1.47% of the Issued and Outstanding Shares.  As of March 3, 2008, Clinton Lexington Master Fund, L.P. beneficially owns 149,700 shares of Common Stock, representing approximately 0.21% of the Issued and Outstanding Shares.  By virtue of investment management agreements with each of Clinton Multistrategy Master Fund, Ltd., Clinton Special Opportunities Master Fund, Ltd., Clinton Magnolia Master Fund, Ltd. and Clinton Lexington Master Fund, L.P., Clinton Group, Inc. may be deemed to beneficially own the 463,200 shares of Common Stock beneficially owned by Clinton Multistrategy Master Fund, Ltd., the 99,550 shares of Common Stock beneficially owned by Clinton Special Opportunities Master Fund, Ltd., the 1,043,950 shares of Common Stock beneficially owned by Clinton Magnolia Master Fund, Ltd. and the 149,700 shares of Common Stock beneficially owned by Clinton Lexington Master Fund, L.P., constituting an aggregate of 1,756,400 shares of Common Stock, including an aggregate of 20,000 shares of Common Stock subject to call options, representing approximately 2.47% of the Issued and Outstanding Shares.  By virtue of his direct and indirect control of Clinton Group, Inc., Mr. Hall may be deemed to beneficially own the 463,200 shares of Common Stock beneficially owned by Clinton Multistrategy Master Fund, Ltd., the 99,550 shares of Common Stock beneficially owned by Clinton Special Opportunities Master Fund, Ltd., the 1,043,950 shares of Common Stock beneficially owned by Clinton Magnolia Master Fund, Ltd. and the 149,700 shares of Common Stock beneficially owned by Clinton Lexington Master Fund, L.P., constituting an aggregate of 1,756,400 shares of Common Stock, including an aggregate of 20,000 shares of Common Stock subject to call options, representing approximately 2.47% of the Issued and Outstanding Shares.  By virtue of investment management agreements with each of Clinton Multistrategy Master Fund, Ltd., Clinton Special Opportunities Master Fund, Ltd., Clinton Magnolia Master Fund, Ltd. and Clinton Lexington Master Fund, L.P., Clinton Group, Inc. has the power to vote or direct the voting, and to dispose or direct the disposition, of the 463,200 shares of Common Stock beneficially owned by Clinton Multistrategy Master Fund, Ltd., the 99,550 shares of Common Stock beneficially owned by Clinton Special Opportunities Master Fund, Ltd., which includes 20,000 shares of Common Stock subject to call options, the 1,043,950 shares of Common Stock beneficially owned by Clinton Magnolia Master Fund, Ltd., and the 149,700 shares of Common Stock beneficially owned by Clinton Lexington Master Fund, L.P.  By virtue of his direct and indirect control of Clinton Group, Inc., Mr. Hall is deemed to have shared voting power and shared dispositive power with respect to all shares of Common Stock as to which Clinton Group, Inc. has voting power or dispositive power.  Accordingly, Clinton Group, Inc. and Mr. Hall are deemed to have shared voting and shared dispositive power with respect to the 463,200 shares of Common Stock beneficially owned by Clinton Multistrategy Master Fund, Ltd., the 99,550 shares of Common Stock beneficially owned by Clinton Special Opportunities Master Fund, Ltd., which includes 20,000 shares of Common Stock subject to call options, the 1,043,950 shares of Common Stock beneficially owned by Clinton Magnolia Master Fund, Ltd., and the 149,700 shares of Common Stock beneficially owned by Clinton Lexington Master Fund, L.P.  Mr. Hall disclaims beneficial ownership of any such shares except to the extent of his pecuniary interest therein.

Except to the extent expressly stated herein, each Reporting Entity disclaims beneficial ownership of any shares of Common Stock beneficially owned by any other Reporting Entity.

The Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only.  Information with respect to each of the Reporting Entities is given solely by such Reporting Entity and no Reporting Entity shall have responsibility for the accuracy or completeness of information supplied by another Reporting Entity.

(c)  Information concerning all transactions in shares of Common Stock effected by the Reporting Entities since the filing of the Statement, including, without limitation, with respect to shares of Common Stock subject to listed American-style call and put options, is set forth in the Schedule attached hereto and incorporated herein by reference.

The Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only.  Information with respect to each of the Reporting Entities is given solely by such Reporting Entity and no Reporting Entity shall have responsibility for the accuracy or completeness of information supplied by another Reporting Entity.

Item 6.

Contracts, Arrangements, Understanding or Relationships With Respect to Securities

of the Issuer.

Item 6 of the Statement is hereby amended and supplemented as follows:

Certain of the Reporting Entities may, from time to time, enter into and dispose of cash-settled equity swap or other similar transactions with one or more counterparties, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the Common Stock. As of March 3, 2008, none of the Reporting Entities was a party to any such contract.

Item 7.

Material to be Filed as Exhibits.

99.4	Letter dated February 29, 2008 from Barington and Clinton to the Company.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:

March 4, 2008

BARINGTON COMPANIES EQUITY PARTNERS, L.P.

By:

Barington Companies Investors, LLC, its general partner

By: /s/ James A. Mitarotonda

Name: James A. Mitarotonda

Title:    Managing Member

BARINGTON COMPANIES INVESTORS, LLC

By: /s/ James A. Mitarotonda

Name: James A. Mitarotonda

Title: Managing Member

BARINGTON INVESTMENTS, L.P.

By:

Barington Companies Advisors, LLC, its
        general partner

By: /s/ James A. Mitarotonda

Name: James A. Mitarotonda

Title:   Managing Member

BARINGTON COMPANIES ADVISORS, LLC

By: /s/ James A. Mitarotonda

Name: James A. Mitarotonda

Title:   Managing Member

BARINGTON COMPANIES OFFSHORE FUND, LTD.

By: /s/ James A. Mitarotonda

Name: James A. Mitarotonda

Title:   Authorized Signatory

BARINGTON OFFSHORE ADVISORS II, LLC

By: /s/ James A. Mitarotonda

Name: James A. Mitarotonda

Title:   Managing Member

BARINGTON CAPITAL GROUP, L.P.

By:LNA Capital Corp., its general partner

By: /s/ James A. Mitarotonda

Name: James A. Mitarotonda

Title:   President and CEO

LNA CAPITAL CORP.

By: /s/ James A. Mitarotonda

Name: James A. Mitarotonda

Title:   President and CEO

/s/ James A. Mitarotonda

James A. Mitarotonda

RJG CAPITAL PARTNERS, L.P.

By: RJG Capital Management, LLC, its general partner

By: /s/ Ronald J. Gross

Name: Ronald J. Gross

Title: Managing Member

RJG CAPITAL MANAGEMENT, LLC

By: /s/ Ronald J. Gross

Name: Ronald J. Gross

Title:   Managing Member

/s/ Ronald J. Gross

Ronald J. Gross

CLINTON MULTISTRATEGY MASTER FUND, LTD.

By: Clinton Group, Inc., its investment manager

By: /s/ Francis Ruchalski

Name:  Francis Ruchalski

Title: Chief Financial Officer

CLINTON SPECIAL OPPORTUNITIES MASTER FUND, LTD.

By: Clinton Group, Inc., its investment manager

By: /s/ Francis Ruchalski

Name:  Francis Ruchalski

Title: Chief Financial Officer

CLINTON MAGNOLIA MASTER FUND, LTD.

By: Clinton Group, Inc., its investment manager

By: /s/ Francis Ruchalski

Name:  Francis Ruchalski

Title: Chief Financial Officer

CLINTON LEXINGTON MASTER FUND, L.P.

By: Clinton Group, Inc., its investment manager

By: /s/ Francis Ruchalski

Name:  Francis Ruchalski

Title: Chief Financial Officer

CLINTON GROUP, INC.

By: /s/ Francis Ruchalski

Name:  Francis Ruchalski

Title: Chief Financial Officer

/s/ George E. Hall

George E. Hall

SCHEDULE

This schedule sets forth information with respect to each purchase and sale of Common Stock and purchase and sale of listed American-style call and put options which were effectuated by a Reporting Entity since the filing of the Statement.  All transactions were effectuated in the open market through a broker.

Options purchased and sold by Barington Companies Equity Partners, L.P.

Date	Transaction Type	Type	Quantity	Exercise Price	Expiration Date	Unit Price	Cost(*)
1/29/2008	Sell	Call	(10,300)	$17.50	2/16/2008	$3.0570	$(31,487.10)
1/29/2008	Short Sell	Call	(5,900)	$22.50	2/16/2008	$0.4000	$(2,360.00)
1/29/2008	Buy	Put	17,600	$17.50	3/22/2008	$1.1170	$19,659.20
1/30/2008	Sell	Call	(4,300)	$17.50	2/16/2008	$2.6630	$(11,450.90)
1/30/2008	Buy	Put	23,400	$17.50	3/22/2008	$1.1290	$26,418.60
1/31/2008	Buy	Put	14,700	$17.50	3/22/2008	$0.9771	$14,363.37
2/1/2008	Sell	Call	(14,800)	$17.50	2/16/2008	$3.0513	$(45,159.24)
2/4/2008	Buy	Put	22,100	$17.50	3/22/2008	$1.1565	$25,558.65
2/4/2008	Buy	Put	13,300	$17.50	5/17/2008	$1.7000	$22,610.00
2/5/2008	Buy	Put	7,300	$17.50	3/22/2008	$1.1500	$8,395.00
2/5/2008	Buy	Put	7,300	$17.50	5/17/2008	$1.7000	$12,410.00
2/6/2008	Buy	Put	29,300	$17.50	5/17/2008	$1.8250	$53,472.50
2/7/2008	Cover Short	Put	14,700	$15.00	5/17/2008	$0.9344	$13,735.68
2/7/2008	Buy	Put	14,700	$17.50	5/17/2008	$1.7500	$25,725.00
2/11/2008	Cover Short	Put	14,700	$15.00	5/17/2008	$1.0500	$15,435.00
2/12/2008	Short Sell	Call	(10,300)	$20.00	3/22/2008	$1.1857	$(12,212.71)
2/12/2008	Cover Short	Call	10,300	$20.00	3/22/2008	$0.8500	$8,755.00
2/15/2008	Expired	Call	5,900	$22.50	2/16/2008
2/15/2008	Expired	Put	14,100	$15.00	2/16/2008
2/19/2008	Sell	Put	(29,400)	$17.50	3/22/2008	$1.9000	$(55,860.00)
2/19/2008	Sell	Put	(14,700)	$15.00	3/22/2008	$0.8000	$(11,760.00)
2/25/2008	Buy	Put	29,700	$17.50	3/22/2008	$1.9258	$57,196.26
2/26/2008	Buy	Put	29,400	$17.50	3/22/2008	$1.7239	$50,682.66
2/29/2008	Short Sell	Put	(29,400)	$17.50	3/22/2008	$2.8000	$(82,320.00)
3/3/2008	Short Sell	Call	(29,400)	$20.00	8/15/2008	$0.7501	$(22,052.94)
3/3/2008	Buy	Put	58,800	$15.00	4/19/2008	$1.5681	$92,204.28

Options purchased and sold by Barington Investments, L.P.

Date	Transaction Type	Type	Quantity	Exercise Price	Expiration Date	Unit Price	Cost(*)
1/29/2008	Sell	Call	(6,800)	$17.50	2/16/2008	$3.0570	$(20,787.60)
1/29/2008	Short Sell	Call	(3,900)	$22.50	2/16/2008	$0.4000	$(1,560.00)
1/29/2008	Buy	Put	11,700	$17.50	3/22/2008	$1.1170	$13,068.90
1/30/2008	Sell	Call	(2,800)	$17.50	2/16/2008	$2.6630	$(7,456.40)
1/30/2008	Buy	Put	15,600	$17.50	3/22/2008	$1.1290	$17,612.40
1/31/2008	Buy	Put	9,700	$17.50	3/22/2008	$0.9771	$9,477.87
2/1/2008	Sell	Call	(9,800)	$17.50	2/16/2008	$3.0513	$(29,902.74)
2/4/2008	Buy	Put	14,600	$17.50	3/22/2008	$1.1565	$16,884.90
2/4/2008	Buy	Put	8,700	$17.50	5/17/2008	$1.7000	$14,790.00
2/5/2008	Buy	Put	4,900	$17.50	3/22/2008	$1.1500	$5,635.00
2/5/2008	Buy	Put	4,900	$17.50	5/17/2008	$1.7000	$8,330.00
2/6/2008	Buy	Put	19,400	$17.50	5/17/2008	$1.8250	$35,405.00

2/7/2008	Cover Short	Put	9,700	$15.00	5/17/2008	$0.9344	$9,063.68
2/7/2008	Buy	Put	9,700	$17.50	5/17/2008	$1.7500	$16,975.00
2/11/2008	Cover Short	Put	9,700	$15.00	5/17/2008	$1.0500	$10,185.00
2/12/2008	Short Sell	Call	(6,800)	$20.00	3/22/2008	$1.1857	$(8,062.76)
2/12/2008	Cover Short	Call	6,800	$20.00	3/22/2008	$0.8500	$5,780.00
2/15/2008	Expired	Call	3,900.00	$22.50	2/16/2008
2/15/2008	Expired	Put	9,300.00	$15.00	2/16/2008
2/19/2008	Sell	Put	(19,400)	$17.50	3/22/2008	$1.9000	$(36,860.00)
2/19/2008	Sell	Put	(9,700)	$15.00	3/22/2008	$0.8000	$(7,760.00)
2/25/2008	Buy	Put	19,600	$17.50	3/22/2008	$1.9258	$37,745.68
2/26/2008	Buy	Put	19,400	$17.50	3/22/2008	$1.7239	$33,443.66
2/29/2008	Short Sell	Put	(19,400)	$17.50	3/22/2008	$2.8000	$(54,320.00)
3/3/2008	Short Sell	Call	(19,400)	$20.00	8/15/2008	$0.7501	$(14,551.94)
3/3/2008	Buy	Put	38,800	$15.00	4/19/2008	$1.5681	$60,842.28

Options purchased and sold by Barington Companies Offshore Fund, Ltd.

Date	Transaction Type	Type	Quantity	Exercise Price	Expiration Date	Unit Price	Cost(*)
1/29/2008	Sell	Call	(17,900)	$17.50	2/16/2008	$3.0570	$(54,720.30)
1/29/2008	Short Sell	Call	(10,200)	$22.50	2/16/2008	$0.4000	$(4,080.00)
1/29/2008	Buy	Put	30,700	$17.50	3/22/2008	$1.1170	$34,291.90
1/30/2008	Sell	Call	(7,500)	$17.50	2/16/2008	$2.6630	$(19,972.50)
1/30/2008	Buy	Put	41,000	$17.50	3/22/2008	$1.1290	$46,289.00
1/31/2008	Buy	Put	25,600	$17.50	3/22/2008	$0.9771	$25,013.76
2/1/2008	Sell	Call	(25,800)	$17.50	2/16/2008	$3.0513	$(78,723.54)
2/4/2008	Buy	Put	38,600	$17.50	3/22/2008	$1.1565	$44,640.90
2/4/2008	Buy	Put	23,000	$17.50	5/17/2008	$1.7000	$39,100.00
2/5/2008	Buy	Put	12,800	$17.50	3/22/2008	$1.1500	$14,720.00
2/5/2008	Buy	Put	12,800	$17.50	5/17/2008	$1.7000	$21,760.00
2/6/2008	Buy	Put	51,300	$17.50	5/17/2008	$1.8250	$93,622.50
2/7/2008	Cover Short	Put	25,600	$15.00	5/17/2008	$0.9344	$23,920.64
2/7/2008	Buy	Put	25,600	$17.50	5/17/2008	$1.7500	$44,800.00
2/11/2008	Cover Short	Put	25,600	$15.00	5/17/2008	$1.0500	$26,880.00
2/12/2008	Short Sell	Call	(17,900)	$20.00	3/22/2008	$1.1857	$(21,224.03)
2/12/2008	Cover Short	Call	17,900	$20.00	3/22/2008	$0.8500	$15,215.00
2/15/2008	Expired	Call	10,200	$22.50	2/16/2008
2/15/2008	Expired	Put	24,400	$15.00	2/16/2008
2/19/2008	Sell	Put	(51,200)	$17.50	3/22/2008	$1.9000	$(97,280.00)
2/19/2008	Sell	Put	(25,600)	$15.00	3/22/2008	$0.8000	$(20,480.00)
2/25/2008	Buy	Put	51,700	$17.50	3/22/2008	$1.9258	$99,563.86
2/26/2008	Buy	Put	51,200	$17.50	3/22/2008	$1.7239	$88,263.68
2/29/2008	Short Sell	Put	(51,200)	$17.50	3/22/2008	$2.8000	$(143,360.00)
3/3/2008	Short Sell	Call	(51,200)	$20.00	8/15/2008	$0.7501	$(38,405.12)
3/3/2008	Buy	Put	102,400	$15.00	4/19/2008	$1.5681	$160,573.44

Shares purchased by Clinton Multistrategy Master Fund, Ltd.

Date	Number of Shares	Price per Share	Cost(*)
2/14/2008	48,600	$17.463	$848,701.80
2/14/2008	22,300	$17.495	$390,138.50
2/15/2008	14,800	$17.305	$256,114.00
2/15/2008	24,700	$17.219	$425,309.30
2/28/2008	50,000	$15.860	$793,000.00
2/28/2008	50,000	$15.660	$783,000.00
2/28/2008	50,000	$15.620	$781,000.00
2/28/2008	50,000	$15.550	$777,500.00

Options purchased and sold by Clinton Multistrategy Master Fund, Ltd.

Date	Transaction Type	Type	Quantity	Exercise Price	Expiration Date	Unit Price	Cost(*)
1/29/2008	Cover Short	Put	10,000	$15.00	2/16/2008	$0.250	$2,500.00
1/31/2008	Short Sell	Call	(24,300)	$17.50	3/22/2008	$3.300	$(80,190.00)
1/31/2008	Short Sell	Call	(35,700)	$17.50	3/22/2008	$3.200	$(114,240.00)
2/1/2008	Cover Short	Put	20,000	$15.00	2/16/2008	$0.150	$3,000.00
2/11/2008	Cover Short	Call	10,000	$20.00	2/16/2008	$0.228	$2,280.00
2/11/2008	Short Sell	Call	(10,000)	$17.50	3/22/2008	$2.428	$(24,280.00)
2/14/2008	Sell	Call	(80,000)	$17.50	2/16/2008	$0.350	$(28,000.00)
2/14/2008	Cover Short	Call	10,000	$17.50	2/16/2008	$0.307	$3,070.00
2/15/2008	Expired	Call	190,000	$20.00	2/16/2008
2/15/2008	Expired	Call	(40,000)	$17.50	2/16/2008
2/19/2008	Cover Short	Call	25,200	$17.50	3/21/2008	$0.800	$20,160.00
2/28/2008	Short Sell	Call	(50,000)	$15.00	3/22/2008	$1.450	$(72,500.00)
2/28/2008	Short Sell	Call	(150,000)	$15.00	3/22/2008	$1.315	$(197,250.00)
3/3/2008	Cover Short	Call	23,900	$17.50	3/22/2008	$0.250	$5,975.00

Shares purchased and sold by Clinton Special Opportunities Master Fund, Ltd.

Date	Number of Shares	Price per Share	Cost(*)
2/14/2008	50,200	$17.463	$876,642.60
2/14/2008	23,000	$17.495	$402,385.00
2/15/2008	14,900	$17.305	$257,844.50
2/15/2008	24,800	$17.219	$427,031.20
2/26/2008	(450,000)	$16.430	$(7,393,500.00)

Options purchased and sold by Clinton Special Opportunities Master Fund, Ltd.

Date	Transaction Type	Type	Quantity	Exercise Price	Expiration Date	Unit Price	Cost(*)
1/29/2008	Short Sell	Call	(20,000)	$17.50	3/22/2008	$3.700	$(74,000.00)
1/29/2008	Short Sell	Call	(30,900)	$17.50	3/22/2008	$3.300	$(101,970.00)
1/29/2008	Cover Short	Put	10,000	$15.00	2/16/2008	$0.250	$2,500.00
1/30/2008	Short Sell	Call	(30,000)	$20.00	2/16/2008	$1.000	$(30,000.00)
1/30/2008	Short Sell	Call	(50,000)	$20.00	2/16/2008	$1.025	$(51,250.00)
1/30/2008	Short Sell	Call	(4,200)	$20.00	3/22/2008	$1.800	$(7,560.00)
1/31/2008	Short Sell	Call	(5,000)	$20.00	2/16/2008	$1.000	$(5,000.00)
1/31/2008	Short Sell	Call	(10,000)	$20.00	2/16/2008	$0.900	$(9,000.00)
1/31/2008	Short Sell	Call	(50,000)	$20.00	2/16/2008	$0.750	$(37,500.00)
1/31/2008	Short Sell	Call	(50,000)	$20.00	2/16/2008	$0.700	$(35,000.00)
1/31/2008	Short Sell	Call	(2,500)	$20.00	2/16/2008	$0.550	$(1,375.00)
1/31/2008	Short Sell	Call	(33,900)	$20.00	2/16/2008	$0.500	$(16,950.00)
1/31/2008	Short Sell	Call	(30,000)	$17.50	3/22/2008	$3.400	$(102,000.00)
1/31/2008	Short Sell	Call	(10,000)	$17.50	3/22/2008	$3.100	$(31,000.00)
1/31/2008	Short Sell	Call	(10,000)	$17.50	3/22/2008	$2.900	$(29,000.00)
2/1/2008	Short Sell	Call	(15,000)	$20.00	2/16/2008	$0.950	$(14,250.00)
2/1/2008	Short Sell	Call	(10,000)	$20.00	3/22/2008	$1.725	$(17,250.00)

2/1/2008	Short Sell	Call	(5,500)	$17.50	3/22/2008	$3.491	$(19,200.50)
2/1/2008	Cover Short	Put	50,000	$15.00	2/16/2008	$0.150	$7,500.00
2/12/2008	Cover Short	Put	8,500	$15.00	2/15/2008	$0.050	$425.00
2/14/2008	Short Sell	Call	(70,000)	$17.50	2/16/2008	$0.307	$(21,490.00)
2/15/2008	Expired	Call	156,400	$20.00	2/16/2008
2/15/2008	Expired	Call	(40,000)	$17.50	2/16/2008
2/19/2008	Cover Short	Call	15,000	$17.50	3/22/2008	$0.800	$12,000.00
2/25/2008	Cover Short	Call	14,200	$20.00	3/22/2008	$0.173	$2,456.60
2/25/2008	Cover Short	Call	18,000	$17.50	3/22/2008	$0.631	$11,358.00
3/3/2008	Cover Short	Call	25,000	$17.50	3/22/2008	$0.250	$6,250.00

Shares purchased by Clinton Magnolia Master Fund, Ltd.

Date	Number of Shares	Price per Share	Cost(*)
1/29/2008	25,400	$18.942	$481,126.80
2/15/2008	10,000	$15.000	$150,000.00
2/26/2008	450,000	$16.430	$7,393,500.00
2/29/2008	50,000	$15.590	$779,500.00

Options purchased and sold by Clinton Magnolia Master Fund, Ltd.

Date	Transaction Type	Type	Quantity	Exercise Price	Expiration Date	Unit Price	Cost(*)
1/29/2008	Short Sell	Call	(30,000)	$20.00	2/16/2008	$1.250	$(37,500.00)
1/29/2008	Short Sell	Call	(40,000)	$20.00	3/22/2008	$1.914	$(76,560.00)
1/30/2008	Short Sell	Call	(15,000)	$17.50	3/22/2008	$3.100	$(46,500.00)
1/30/2008	Short Sell	Call	(10,000)	$17.50	3/22/2008	$3.000	$(30,000.00)
1/30/2008	Short Sell	Call	(10,000)	$17.50	3/22/2008	$3.200	$(32,000.00)
1/31/2008	Short Sell	Call	(5,000)	$20.00	2/16/2008	$1.275	$(6,375.00)
1/31/2008	Short Sell	Call	(10,000)	$20.00	2/16/2008	$1.275	$(12,750.00)
1/31/2008	Short Sell	Call	(5,000)	$20.00	2/16/2008	$1.275	$(6,375.00)
1/31/2008	Short Sell	Call	(5,000)	$20.00	2/16/2008	$1.275	$(6,375.00)
1/31/2008	Short Sell	Call	(2,700)	$20.00	2/16/2008	$1.275	$(3,442.50)
1/31/2008	Short Sell	Call	(33,900)	$20.00	2/16/2008	$1.275	$(43,222.50)
1/31/2008	Short Sell	Call	(30,000)	$20.00	3/22/2008	$2.075	$(62,250.00)
2/1/2008	Short Sell	Call	(15,000)	$20.00	2/16/2008	$1.275	$(19,125.00)
2/1/2008	Short Sell	Call	(10,000)	$20.00	3/22/2008	$2.075	$(20,750.00)
2/1/2008	Short Sell	Call	(5,000)	$17.50	3/22/2008	$3.800	$(19,000.00)
2/4/2008	Short Sell	Call	(10,000)	$20.00	2/16/2008	$0.750	$(7,500.00)
2/11/2008	Cover Short	Call	30,100	$20.00	2/16/2008	$0.215	$6,471.50
2/11/2008	Short Sell	Call	(30,100)	$17.50	3/22/2008	$2.448	$(73,684.80)
2/11/2008	Short Sell	Call	42,000	$20.00	2/16/2008	$0.215	$9,030.00
2/11/2008	Short Sell	Call	(42,000)	$17.50	3/22/2008	$2.442	$(102,564.00)
2/15/2008	Expired	Call	(10,000)	$15.00	2/16/2008
2/15/2008	Expired	Call	44,500	$20.50	2/16/2008
2/19/2008	Cover Short	Call	15,000	$17.50	3/22/2008	$0.800	$12,000.00
2/25/2008	Cover Short	Call	80,000	$20.00	3/22/2008	$0.173	$13,840.00
2/25/2008	Cover Short	Call	18,700	$17.50	3/22/2008	$0.631	$11,799.70
2/28/2008	Short Sell	Call	(30,000)	$17.50	3/22/2008	$0.350	$(10,500.00)
2/28/2008	Short Sell	Call	(50,000)	$15.00	3/22/2008	$1.200	$(60,000.00)
3/3/2008	Cover Short	Call	25,000	$17.50	3/22/2008	$0.250	$6,250.00

Shares purchased and sold by Clinton Lexington Master Fund, L.P.

Date	Number of Shares	Price per Share	Cost(*)
2/14/2008	48,600	$17.463	$848,701.80
2/14/2008	22,300	$17.495	$390,138.50
2/15/2008	15,300	$17.305	$264,766.50
2/15/2008	25,500	$17.219	$439,084.50
2/28/2008	(50,000)	$15.860	$(793,000.00)
2/28/2008	(50,000)	$15.660	$(783,000.00)
2/28/2008	(50,000)	$15.620	$(781,000.00)
2/28/2008	(50,000)	$15.550	$(777,500.00)
2/29/2008	(50,000)	$15.590	$(779,500.00)

Options purchased and sold by Clinton Lexington Master Fund, L.P.

Date	Transaction Type	Type	Quantity	Exercise Price	Expiration Date	Unit Price	Cost(*)
1/29/2008	Short Sale	Call	(20,000)	$17.50	3/22/2008	$3.80	$(76,000.00)
1/29/2008	Short Sale	Call	(14,000)	$17.50	3/22/2008	$3.20	$(44,800.00)
1/29/2008	Short Sale	Call	(16,000)	$17.50	3/22/2008	$3.30	$(52,800.00)
1/29/2008	Short Sale	Call	(30,000)	$17.50	5/17/2008	$3.30	$(99,000.00)
1/29/2008	Cover Short	Put	17,100	$15.00	2/16/2008	$4.03	$68,964.30
1/30/2008	Short Sale	Call	(16,100)	$17.50	3/22/2008	$3.10	$(49,910.00)
1/30/2008	Short Sale	Call	(3,000)	$17.50	3/22/2008	$3.20	$(9,600.00)
1/30/2008	Short Sale	Call	(15,000)	$17.50	3/22/2008	$3.00	$(45,000.00)
1/30/2008	Cover Short	Put	5,400	$15.00	2/16/2008	$0.20	$1,080.00
1/31/2008	Short Sale	Call	(62,000)	$20.00	2/16/2008	$0.70	$(43,400.00)
2/1/2008	Cover Short	Put	34,600	$15.00	2/16/2008	$0.15	$5,190.00
2/4/2008	Short Sale	Call	(10,000)	$20.00	2/16/2008	$0.75	$(7,500.00)
2/14/2008	Sell	Call	(70,000)	$17.50	2/16/2008	$0.28	$(19,810.00)
2/15/2008	Expired	Call	72,000	$20.00	2/16/2008
2/15/2008	Expired	Call	(40,000)	$17.50	2/16/2008
2/19/2008	Cover Short	Call	30,000	$17.50	3/22/2008	$0.80	$24,000.00
2/25/2008	Short Sale	Call	(81,700)	$15.00	3/22/2008	$1.79	$(146,324.70)
2/26/2008	Short Sale	Call	(20,000)	$15.00	3/22/2008	$1.70	$(34,000.00)
2/27/2008	Short Sale	Call	(11,500)	$17.50	3/22/2008	$0.70	$(8,050.00)
2/29/2008	Cover Short	Call	30,000	$17.50	3/22/2008	$0.35	$10,500.00
3/3/2008	Cover Short	Call	25,000	$17.50	3/22/2008	$0.25	$6,250.00
3/3/2008	Cover Short	Call	15,000	$17.50	5/17/2008	$0.80	$12,000.00

___________

(*)    Excludes commissions and other execution-related costs